Exhibit 99.1

Oriental Rise Holding Limited Signs Non-Binding Letter of Intent to Acquire Hubei Daguan Tea Industry Group

Proposed Transaction Expected to Enhance Upstream Supply Control, Improve Product Mix, and Further Advance Vertical Integration Strategy

NINGDE, China, Dec. 30, 2025 (GLOBE NEWSWIRE) -- Oriental Rise Holdings Limited (“Oriental Rise” or the “Company”) (NASDAQ: ORIS), an integrated tea supplier in mainland China, today announced that it has entered into a non-binding letter of intent (“LOI”) to acquire a controlling equity interest in Hubei Daguan Tea Industry Group Co., Ltd. (“Daguan Tea”), a leading tea producer and processor based in Yingshan County, Hubei Province.

The Company believes the proposed transaction is highly aligned with its long-term strategic objectives, with a focus on strengthening control over core tea raw material resources and production capacity, optimizing cost structure, and enhancing the development of higher value-added tea products. Oriental Rise will conduct comprehensive due diligence on Daguan Tea and, subject to satisfactory results, proceed with negotiations toward a definitive transaction agreement. The LOI is non-binding, and the completion of any transaction remains subject to due diligence, execution of definitive agreements, and other customary conditions.

Daguan Tea is an established, vertically integrated tea enterprise with operations spanning tea cultivation, large-scale processing, product development, and brand management. The company operates substantial self-owned and managed tea plantation resources and maintains modern, automated production facilities capable of producing a broad range of tea products, including premium teas, bulk teas, and export-grade teas. Its production platform and product portfolio demonstrate scalability and standardization potential.

Strategically located in a core tea-producing region of Hubei Province, Daguan Tea has developed long-standing capabilities in raw material sourcing, quality control, and efficient production. The company has also established export channels and possesses a foundation for further international market expansion.

If completed, the Company expects the proposed transaction to generate meaningful strategic benefits by combining Oriental Rise’s public company platform, capital market access, branding capabilities, and nationwide distribution network with Daguan Tea’s upstream resources and production strengths. Expected benefits include improved supply stability and quality control, a more favorable product mix with increased exposure to higher-margin offerings, enhanced supply-chain coordination, and improved operating leverage to support future growth initiatives.

The proposed acquisition reflects Oriental Rise’s continued execution of its vertical integration strategy. Management remains focused on selectively expanding across the tea value chain—from cultivation and processing to branding, distribution, and export—by integrating assets that demonstrate long-term strategic value and operational synergy.

“We believe that securing upstream resources and production capacity is fundamental to improving long-term competitiveness and earnings quality in the tea industry,” said Mr. Dezhi Liu, Chief Executive Officer of Oriental Rise. “Daguan Tea has built a solid foundation in tea plantation resources, scalable production, and product development. If successfully completed, this transaction would further strengthen our supply chain, enhance product differentiation, and support sustainable long-term value creation for our shareholders.”

About Oriental Rise Holdings Limited (NASDAQ: ORIS)

Oriental Rise Holding Limited is an integrated supplier of tea products in mainland China. Our major tea products include (i) primarily-processed tea consisting of white tea and black tea, and (ii) refined white tea and black tea. Our business operations are vertically integrated, covering cultivation, processing of tea leaves and the sale of tea products to tea business operators (such as wholesale distributors) and end-user retail customers in mainland China. We operate tea gardens located in Zherong County, Ningde City in Fujian Province of mainland China. For more information, visit the Company’s website at https://ir.mdhtea.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the expected completion, timing and size of the Offering and the intended use of the proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Oriental Rise Holdings Limited

Investor Relations Department

Email: ir@mdhtea.cn